EXHIBIT 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF CONSOLIDATED EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

	Years Ended December 31,
(in millions, except ratios)	2008	2007	2006	2005	2004

Earnings:
Income from continuing operations before provision for income taxes and extraordinary item	$86.4	$119.8	$163.0	$81.5	$60.7

Add:
Fixed charges	48.1	23.7	16.4	21.0	16.9

Total earnings	$134.5	$143.5	$179.4	$102.5	$77.6

Fixed charges
Interest expense, net	$29.9	$21.0	$13.0	$15.0	$11.0
Preferred stock dividends	-	0.1	1.5	3.4	3.8
Rental interest factor	4.1	2.6	1.9	2.6	2.1

Total fixed charges	$34.0	$23.7	$16.4	$21.0	$16.9

Ratio of earnings to fixed charges	4.0:1	6.1:1	10.9:1	4.9:1	4.6:1